SECURI[...] N

15045149

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stratton Capital Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Manning 212 605-0575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ives & Sultan, LLP
(Name – *if individual, state last, first, middle name*)

100 Crossways Park Dr. W. (Address) Woodbury, (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Manning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stratton Capital Management, Ltd., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FARRAH DUPLESSIS
Notary Public, State of New York
No. 01DU6176848
Qualified in Kings County
Commission Expires Nov. 05, 2015

Notary Public

M J Manning
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRATTON CAPITAL MANAGEMENT, LTD.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2014

STRATTON CAPITAL MANAGEMENT, LTD.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2014

STRATTON CAPITAL MANAGEMENT, LTD.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Stratton Capital Management, LTD.
575 Madison Avenue
New York, NY 10022

We have audited the accompanying financial statements of Stratton Capital Management, LTD (a Delaware corporation), which comprise the statement of financial condition as of December 31,2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Stratton Capital Management, LTD's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stratton Capital Management, LTD as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I – V, on pages 11 through 15, have been subjected to audit procedures performed in conjunction with the audit of Stratton Capital Management, LTD's financial statements. The supplemental information is the responsibility of Stratton Capital Management, LTD's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its ~~form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the~~ supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

IVES & SULTAN, LLP
Certified Public Accountants

February 18, 2015

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets	
Cash and Cash Equivalents	$ 36,793
Accounts Receivable	5,254
Prepaid Expenses	9,891
Total Current Assets	51,938
Property and Equipment - Net of Accumulated Depreciation of $25,835	3,079
Other Assets	
Security Deposit	8,700
Total Other Assets	8,700
TOTAL ASSETS	$ 63,717

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts Payable and Accrued Expenses	$ 16,857
Stockholder's Equity	
Capital Stock (.01 Par Value 1,000 Shares Authorized Issued and Outstanding)	10
Paid-in Capital	472,883
Retained Earnings (Deficit)	(426,033)
Total Stockholder's Equity	46,860
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 63,717

See auditors report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commissions	$ 62,799
Expenses:	
Salaries	47,592
Payroll Taxes	4,505
Office Rent and Utilities	100,088
Office Expense	6,229
Telephone and Communications	10,915
Consulting	9,650
Computer Expense	2,627
Dues, Licenses and Fees	11,113
Professional Fees	(8,453)
Insurance	8,098
Travel and Entertainment	31,244
Depreciation and Amortization	3,300
Total Expenses	226,908
Loss before Income Taxes	(164,109)
Provision for Income Taxes	-
Net Loss	$ (164,109)

See auditors report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Capital Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2014	$ 10	$ 355,383	$ (261,924)	$ 93,469
Capital Contributed	-	117,500	-	117,500
Net Loss	-	-	(164,109)	(164,109)
Balance, December 31, 2014	$ 10	$ 472,883	$ (426,033)	$ 46,860

See auditors report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net loss	$ (164,109)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation and Amortization	3,300
(Increase) Decrease in Assets:	
Accounts Receivable	16,247
Prepaid Expenses	3,710
Increase in Security Deposits	(8,700)
Increase (Decrease) in Liabilities:	
Accounts Payable and Accrued Expenses	(7,063)
Net Cash Used in Operating Activities	(156,615)
Cash Flows From Financing Activities:	
Capital Contributed	117,500
Net Cash Provided by Financing Activities	117,500
Net Decrease in Cash and Cash Equivalents	(39,115)
Cash and Cash Equivalents - At Beginning	75,908
Cash and Cash Equivalents - At End	$ 36,793

Supplemental Disclosures of Cash Flow Information:	
Cash Paid During the Period for:	
Taxes	$ 300
Interest	$ -

See auditors report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

a. Type of Organization

Stratton Capital Management, Ltd. ("Stratton"), a Delaware Corporation was incorporated on January 21, 1999. Stratton was issued a broker/dealer license on November 29, 2000 by the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Stratton was organized to sell private placement and related programs to qualified investors.

Stratton Capital Management does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Stratton is therefore exempt from Rule 15c3-3 in accordance with subparagraph (k)(2)(i) thereof.

b. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

c. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

d. Income Taxes

Effective June 30, 1999 the stockholders elected to treat the Company as a small business corporation ("S" Corporation) for income tax purposes as provided in Section 1372 of the Internal Revenue Code and applicable states statutes. Accordingly, the corporate income or loss is passed through to the stockholders who are responsible for the tax on their personal income tax returns. No provision is therefore necessary for Federal income taxes. The City of New York does not recognize the "S" election and consequently, does assess tax at the corporate level.

The Company has adopted new accounting guidance as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, Income Taxes (Formerly FIN 48), regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in financial statements. Tax positions that are not more likely than not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit, as appropriate for the tax position. The adoption of this guidance did not have an impact on the Company's financial position or result of operations. The management of the Company has concluded that there are no uncertain tax positions that would require recognition in the Company's financial statements. Generally, tax authorities can examine tax returns filed for the last three years.

1. Summary of Significant Accounting Policies (Continued)

d. Income Taxes (continued)

The Company has New York City net operating losses which will be carried forward into future years. The Details are as follows:

Amount	Year of Loss	Expiration
105,092	2010	2030
104,224	2011	2031
350,470	2012	2032
283,898	2013	2033
164,059	2014	2034

e. Subsequent Events

Management has evaluated subsequent events through February 18, 2015, the date that the financial statements were available to be issued. No significant material subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

2. Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expenses as incurred.

Depreciation of assets is provided on the straight-line method over the estimated useful lives of the assets, which is from three to seven years.

	Estimated Useful Lives	
Computer Equipment	5 Years	$23,860
Furniture and Fixtures	7 Years	5,054
		28,914
Less: Accumulated Depreciation		25,835
		$ 3,079

Depreciation expense for the year ended December 31, 2014 was $3,300.

3. Concentration of Credit Risk

The Company's financial instruments that are exposed to the concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. At times such investments may be in excess of the FDIC insurance limited. As of the balance sheet date the Company's cash exposure was not in excess of the FDIC insurance limits. The Company routinely assesses the financial strengths of its customers and, as a consequence believes that its trade accounts receivable credit risk exposure is limited.

In 2014, the three largest customers accounted for 99% of sales.

4. Related Party Transactions

The company rented space from 985 Fifth Avenue, the home office of its sole shareholder for $10,000 for the year ended December 31, 2014. The lease is a month-to-month lease.

5. Net Capital Requirements

Stratton is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), At December 31, 2014 , Stratton had net capital of $ 19,936 which was $ 14,936 in excess of the net required capital of $5,000.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014

STRATTON CAPITAL MANAGEMENT, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISISON
AS OF DECEMBER 31, 2014

NET CAPITAL	
Total Assets	$ 63,717
Less: Total Liabilities	16,857
Net Worth	46,860
Deductions and/or Charges	
Non-allowable Assets:	
Accounts Receivable	5,254
Prepaid Expenses -Other	9,891
Property and Equipment (Net of depreciation)	3,079
Deposit	8,700
Total Deductions and/or Charges	26,924
Net Capital	$ 19,936
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	16,857
Total Aggregate Indebtedness	16,857
Minimum Net Capital required (Based on Aggregate Indebtedness)	1,124
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	5,000
Excess Net Capital	14,936
Excess Net Capital at 1,000 percent	13,936
Ratio: Aggregate indebtedness to Net Capital	84.56
Ratio: Aggregate indebtedness Debt to Debt Equity	-

RECONCILIATION WITH STRATTON CAPITAL MANAGEMENT, LTD.

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	31,436
Audit Adjustment to Record Additional Liabilities	(11,500)
Net Capital Per Above	$ 19,936

See auditors report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2014

As Stratton Capital Management, Ltd. is exempted under 15c3-3(k)(2)(i), this schedule is not applicable.

STRATTON CAPITAL MANAGEMENT, LTD.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF PAB RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

STRATTON CAPITAL MANAGEMENT, LTD.
SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.)	$0
	A. Number of items	0
2.	Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	$0
	A. Number of items	0

See auditors report and accompanying notes to financial statements.

STRATTON CAPITAL MANAGEMENT, LTD.
SCHEDULE V
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2014

As Stratton Capital Management, Ltd. is not dually registered as a futures commissions merchant, this schedule is not applicable.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

ON EXEMPTION REPORT

AS OF DECEMBER 31, 2014

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Stratton Capital Management, LTD
575 Madison Avenue
New York, NY 10022

We have reviewed management's statements, included in the accompanying Stratton Capital Management, LTD., Exemption Report, in which (1) Stratton Capital Management, LTD., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stratton Capital Management, LTD. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Stratton Capital Management, LTD. stated that Stratton Capital Management, LTD. met the identified exemption provisions throughout the most recent fiscal year without exception. Stratton Capital Management, LTD.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stratton Capital Management, LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

IVES & SULTAN, LLP
Certified Public Accountants

February 18, 2015

♦ Stratton Capital Management

Stratton Capital Management, LTD.'s Exemption Report

Stratton Capital Management, LTD (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

Stratton Capital Management, LTD

I, Michael J. Manning, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: M.J. Manning

Title: President

Date 10 Feb 15

Stratton Capital Management
575 Madison Avenue, Suite 1006, New York NY 10022
Telephone: (212) 605-0575 Facsimile: (212) 605-0576
www.strattoncapital.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION
AS OF DECEMBER 31, 2014

IVES & SULTAN, LLP
Certified Public Accountants

100 Crossways Park Drive West, Woodbury, NY 11797-2012 516-496-9500 Fax: 516-496-9508

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Stratton Capital Management LTD
575 Madison Avenue
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Stratton Capital Management, LTD, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Stratton Capital Management, LTD's compliance with the applicable instructions of Form SIPC-7. Stratton Capital Management, LTD's management is responsible for Stratton Capital Management, LTD's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

IVES & SULTAN, LLP
Certified Public Accountants

February 18, 2015

STRATTON CAPITAL MANAGEMENT, LTD.
SEC FILE NUMBER 52570
SCHEDULE OF ASSESSMENT PAYMENTS SIPC
FOR THE ASSESSMENT PERIOD JANUARY 1, 2014 TO DECEMBER 31,2014

SIPC-7- General Assessment	$ 157
Less amounts paid to SIPC:	
July 30, 2014	72
January 28, 2015	85
Total Payments	$ 157